N/O act



DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



November 28, 2007

Charles S. Gittleman, Esq.
Russell D. Sacks, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

P.E. 10-5-07

Re: Request for No-Action Relief from Section 15(a) of the Exchange Act by LiquidityHub Limited

Dear Messrs Gittleman and Sacks:

In your letter dated October 5, 2007, on behalf of LiquidityHub Limited ("LiquidityHub"), you request assurance that the staff of the Division of Trading and Markets[1] ("Staff") would not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if LiquidityHub were to operate an electronic messaging system, as described in your letter, without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act in reliance on the exemption from broker-dealer registration in Rule 15a-6(a)(3) under the Exchange Act.[2]

Response:

On the basis of the facts and representations contained in your letter, the Staff will not recommend enforcement action to the Commission under Section 15(a) against LiquidityHub if it operates an electronic messaging system, as described in your letter, without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act in reliance on the exemption from broker-dealer registration in Rule 15a-6(a)(3). We note in particular your representation that, where the Participating Dealer is a Registered Broker-Dealer, it will serve as LiquidityHub's effecting broker-dealer for purposes of Rule 15a-6(a)(3). We also note your representation that, where the Participating Dealer is a Foreign Broker-Dealer, LiquidityHub will confirm that such Foreign Broker-Dealer has made arrangements with its effecting broker-dealer to also serve as the effecting broker-dealer for LiquidityHub for purposes of Rule 15a-6(a)(3). In addition, we note

[1] As of November 14, 2007, the Division of Market Regulation is now known as the Division of Trading and Markets.

[2] The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

your representation that LiquidityHub will confirm that each Participating Dealer has only enabled "major U.S. institutional investors," as defined in Rule 15a-6(b)(4), to access indicative quotations in securities, and to conduct securities transactions, through LiquidityHub.[3]

This position is based on the facts presented and the representations you have made, and any different facts and circumstances may require a different response. Furthermore, this response expresses the Staff's position on enforcement action only and does not purport to express any legal conclusions on the question presented. The Staff expresses no view with respect to any other questions that the proposed activities may raise, including the applicability of any other federal or state laws or self-regulatory organization rules.[4]

Sincerely,



Catherine McGuire
Chief Counsel

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[3] You have not asked for, and we are not granting, no-action relief for the activities of Participating Dealers. Hence, Participating Dealers that are not registered under Section 15(b) or Section 15C of the Act, or that have not provided written notice under Section 15C of the Act, as applicable, will be responsible for complying with the terms of any applicable exception or exemption from the requirement to register or provide written notice under the Act for their securities activities related to LiquidityHub. In this regard, we note that LiquidityHub will advise Participating Dealers that are Foreign Broker-Dealers that, under U.S. law, End Users that are U.S. persons may be dealt with only in accordance with paragraph (a)(3) of Rule 15a-6 or, if a U.S. person is within the category of persons specifically enumerated in paragraph (a)(4) of Rule 15a-6, in accordance with such paragraph, or, with respect to activities involving government securities products, in accordance with the corresponding provisions of Rule 15a-6, as modified by 17 C.F.R. § 401.9.

[4] Consultations with staff of the Department of the Treasury have affirmed that, pursuant to 17 C.F.R. § 400.2(d), this relief applies equally with respect to the application of 17 C.F.R. § 401.9 concerning transactions in government securities, as defined in Section 3(a)(42) of the Exchange Act.

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

October 5, 2007

Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

LiquidityHub Limited

Request for "no-action" position: use of Rule 15a-6 by LiquidityHub Limited

Dear Ms. McGuire:

We are writing on behalf of our client, LiquidityHub Limited ("LiquidityHub") to seek assurances that the staff of the Division of Market Regulation (the "Staff") would not recommend action against LiquidityHub under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), if LiquidityHub were to operate as proposed herein without registering as a broker-dealer in accordance with Section 15(b) of the Act in reliance on the exemption from broker-dealer registration in Rule 15a-6 under the Act ("Rule 15a-6").[1]

I. SUMMARY DESCRIPTION OF LIQUIDITYHUB

1.1 Overview

LiquidityHub proposes to operate an electronic messaging system that will enable institutional investors to access an aggregated indicative pricing stream provided by participating broker-

[1] Comparable issues arise in connection with the registration requirements for foreign government securities brokers or dealers under the Government Securities Act of 1986, codified at Section 15C of the Act. In this regard, the Department of the Treasury, pursuant to its authority under Section 15C(a)(5), has adopted an exemptive rule that largely parallels Rule 15a-6. See 17 C.F.R. § 401.9. Accordingly, pursuant to 17 C.F.R. § 400-2(d), LiquidityHub requests that any no-action relief granted by the Staff in response to this request with respect to the application of Section 15(a) of the Act and Rule 15a-6 also apply equally to LiquidityHub with respect to the application of 17 C.F.R. § 401.9 ("Exemption for certain foreign government securities brokers or dealers").

dealers registered under Section 15(b) of the Act ("Registered Broker-Dealers"), participating government securities brokers or government securities dealers that are registered, or have provided written notice, under Section 15C of the Act ("Government Securities Dealers"), and participating foreign brokers or dealers, as defined in Rule 15a-6(b)(3) ("Foreign Broker-Dealers," and together with Registered Broker-Dealers and Government Securities Dealers, "Participating Dealers"), in fixed income financial products.[2] The system also will enable institutional investors to engage in trade negotiation messaging sessions directly with one or more of those Participating Dealers.[3] LiquidityHub proposes to commence operations in respect of Euro-denominated interest rate swaps ("Eur-IRS") in October of 2007, and thereafter proposes to commence operations in respect of U.S.-denominated interest rate swaps ("US-IRS"), U.S. Treasury securities, and additional fixed income financial products, which may include European government securities and U.S. agency securities.[4]

LiquidityHub is based solely in London, and is authorized by the UK Financial Services Authority as an Arranger. LiquidityHub was created by 15 of the world's largest financial institutions that it is intended will also serve as initial Participating Dealers in the LiquidityHub system. Those organizations are listed on Schedule A hereto. Additional Registered Broker-Dealers, Government Securities Dealers, and Foreign Broker-Dealers will, subject to meeting threshold criteria, become Participating Dealers by entering into a Participating Dealer Agreement with LiquidityHub. Participating Dealers select and enable institutional investor end users ("End Users") to access LiquidityHub pricing in accordance with protocols established by LiquidityHub. The financial obligations of Participating Dealers include the payment of flat-rate fees and, where applicable, transaction fees to LiquidityHub.

1.2 Summary: how the LiquidityHub system works

The LiquidityHub system functions as follows:

1. *End Users are granted permission to use LiquidityHub by Participating Dealers.* In order to use LiquidityHub, End Users must be granted permission by one or more Participating

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[2] LiquidityHub also proposes to operate the electronic messaging system to enable institutional investors to access an aggregated indicative pricing stream provided by certain other participating entities in financial products that are not securities products. We are not seeking relief for activities relating to non-securities products.

[3] We are not seeking relief from the Staff regarding the activities of Participating Dealers. Hence, Participating Dealers that are not registered under Section 15(b) or Section 15C of the Act, or that have not provided written notice under Section 15C of the Act, as applicable, will be responsible for complying with the terms of any applicable exception or exemption from the requirement to register or provide written notice under the Act for their securities activities related to LiquidityHub. In this regard, we note that LiquidityHub will advise Participating Dealers that are Foreign Broker-Dealers that, under U.S. law, End Users (as defined below) that are U.S. persons may be dealt with only in accordance with paragraph (a)(3) of Rule 15a-6 or, if a U.S. person is within the category of persons specifically enumerated in paragraph (a)(4) of Rule 15a-6, in accordance with such paragraph, or, with respect to activities involving government securities products, in accordance with the corresponding provisions of Rule 15a-6, as modified by 17 C.F.R. § 401.9.

[4] The Eur-IRS and the US-IRS are intended to be swap agreements within the meaning of Section 206A of the Gramm-Leach-Bliley Act (15 U.S.C. 78c note). Accordingly, we are not seeking relief for activities relating to these products.

Dealers with whom they have a pre-existing trading relationship. End Users will access LiquidityHub through electronic communication networks, as that term is defined in Rule 600(b)(23) of Regulation NMS under the Act (referred to as "distributors"), such as Bloomberg and Reuters, with whom Distribution Agreements have been executed. Once an End User accesses LiquidityHub, it may seek to conduct transactions only with Participating Dealers that have granted it permission. LiquidityHub will require that Participating Dealers grant End User status in respect of securities activities only to customers of the Participating Dealer that meet the definition of "major U.S. institutional investor"[5] (or other U.S. persons specifically enumerated at paragraph (a)(4) of Rule 15a-6) or are non-U.S. persons. End Users will have no contractual relationship with LiquidityHub, except for certain third-party rights granted to LiquidityHub under agreements between End Users and distributors or Participating Dealers. End Users will be customers of enabling Participating Dealers.

2. *End Users access indicative quotations.* End Users will access a stream of indicative quotations in the instruments in which they are enabled to conduct transactions. These indicative quotations will be composite quotations compiled by LiquidityHub using non-executable quotes generated by Participating Dealers. LiquidityHub will produce the composite quotations viewed by End Users by applying an averaging methodology to the individual Participating Dealer quotations. Only End Users authorized by a Participating Dealer to use the LiquidityHub system for conducting securities transactions may see composite quotations for securities products on the system.

3. *End Users request quotations from Participating Dealers (Request For Stream or "RFS").* An End User seeking to conduct a transaction will select up to three Participating Dealers (each of whom will have authorized the End User to use the system) and specify details such as the direction, instrument and desired transaction size. Participating Dealers will "stream" price and transaction size quotations in the requested instrument for the duration of the RFS session (e.g., 60 seconds), with transaction size being equal to or lower than the End User's requested transaction size.

4. *End Users attempt to execute transactions directly with a selected Participating Dealer.* During the RFS session, the End User may view the streamed price/transaction size quotations and offer to deal with one of the Participating Dealers on the basis of such quotation. The Participating Dealer then has a limited timeframe to accept or reject the transaction. If the transaction is accepted, the trade is cleared and settled outside the system by the Participating Dealer and the End User in accordance with applicable regulatory requirements; in the future, the system may be modified to permit the End User and Participating Dealer to thereafter enter into a continued one-to-one negotiation session messaged via LiquidityHub to conduct additional transactions (or transaction size) in the specified instrument. In addition to the flat-rate fees charged to Participating Dealers, a transaction fee equal to a specified percentage of the face amount transacted may be charged to the Participating Dealer by LiquidityHub for each transaction, other than transactions consummated during a single-dealer session (i.e., where only one Participating Dealer was selected to provide quotes in the RFS session). LiquidityHub will

[5] See Rule 15a-6(b)(4); see also Letter re: Securities Activities of U.S.-Affiliated Foreign Dealers (April 9, 1997) (commonly known as the "Nine-firms letter").

not charge transaction-based fees in respect of U.S. Treasury securities. Transaction fees are planned to be applied to other securities. LiquidityHub will not receive any compensation from End Users.

5. *Execution, clearance, and settlement of transactions.* Once a transaction has been executed, such transactions will be cleared and settled in the ordinary course, and in accordance with applicable regulatory requirements. LiquidityHub does not provide clearance or settlement of transactions and does not hold or transfer customer funds or securities. LiquidityHub will not be party to any transaction.

II. USE OF RULE 15a-6 BY LIQUIDITYHUB

LiquidityHub intends to receive transaction-based compensation in connection with the purchase or sale of securities (other than U.S. Treasury securities). To the extent that LiquidityHub is deemed to be a broker, as defined in the Act, as a result of its proposed activities, LiquidityHub proposes to operate without registering as a broker-dealer under Section 15(b) of the Act in reliance on the exemption from broker-dealer registration found in Rule 15a-6(a)(3).[6] In this regard, note that where the Participating Dealer is a Registered Broker-Dealer, it will serve as the effecting broker-dealer for LiquidityHub for purposes of Rule 15a-6(a)(3).[7] LiquidityHub will correspondingly provide all of the information and consents regarding LiquidityHub and LiquidityHub's foreign associated persons as required by Rule 15a-6(a)(3) to the Participating Dealer that is a Registered Broker-Dealer. However, where the Participating Dealer is a Foreign Broker-Dealer, LiquidityHub will confirm that such Foreign Broker-Dealer has made arrangements with its effecting broker-dealer to also serve as the effecting broker-dealer for LiquidityHub for purposes of Rule 15a-6(a)(3). LiquidityHub will correspondingly (a) provide to such Foreign Broker-Dealer all the information and consents regarding LiquidityHub and LiquidityHub's foreign associated persons as required by Rule 15a-6(a)(3), and (b) confirm that the Foreign Broker-Dealer has provided such information and consents to the effecting broker-dealer. Further, as noted above, LiquidityHub will confirm that each Participating Dealer has only enabled "major U.S. institutional investors" (or other U.S. persons specifically enumerated at paragraph (a)(4) of Rule 15a-6) to access indicative quotations in securities, and to conduct securities transactions through LiquidityHub. Finally, LiquidityHub will confirm that each effecting broker-dealer will make a record for each transaction resulting from an RFS session that such transaction resulted from a LiquidityHub RFS session, and will maintain such record as part of its recordkeeping requirements under Rule 15a-6(a)(3).

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[6] As noted at footnote 1 above, with respect to government securities products, LiquidityHub proposes to operate without registering as a government securities broker or dealer under Section 15C of the Act in reliance on 17 C.F.R. § 401.9 ("Exemption for certain foreign government securities brokers or dealers"). References in this Section II to provisions of Rule 15a-6 should be read with respect to activities involving government securities products as references to Rule 15a-6 as modified by 17 C.F.R. § 401.9.

[7] Where the Participating Dealer is a Government Securities Dealer, it will serve as the effecting broker-dealer for purposes of 17 C.F.R. § 401.9. Where the Participating Dealer is a Foreign Broker-Dealer whose effecting broker-dealer is a Government Securities Dealer, LiquidityHub will confirm that such Foreign Broker-Dealer has made arrangements with its effecting broker-dealer to also serve as the effecting broker-dealer for LiquidityHub for purposes of 17 C.F.R. § 401.9.

III. CONCLUSION

As described above, LiquidityHub requests assurances that the Staff would not recommend action against LiquidityHub under Section 15(a) of the Act if LiquidityHub were to operate as proposed herein without registering in accordance with Section 15(b) of the Act in reliance on the exemption from broker-dealer registration in Rule 15a-6(a)(3). We will be happy to provide additional information at any time, and you should feel free to contact either of the undersigned in respect of any issue related to this request.

Sincerely,



Charles S. Gittleman



Russell D. Sacks

cc: Erik R. Sirri, Securities and Exchange Commission
Robert L. D. Colby, Securities and Exchange Commission
Brian A. Bussey, Securities and Exchange Commission
Marlon Quintanilla Paz, Securities and Exchange Commission
Matthew A. Daigler, Securities and Exchange Commission

Mark Schreiber, LiquidityHub Limited

Abigail Arms, Shearman & Sterling LLP
Curtis A. Doty, Shearman & Sterling LLP

Schedule A
Initial Intended Participating Dealer Organizations

ABN Amro

Barclays Capital

Bank of America

BNP Paribas

Citigroup

Deutsche Bank

Goldman Sachs

HSBC

JP Morgan

Lehman Brothers

Morgan Stanley

Merrill Lynch

Royal Bank of Scotland

Société Générale

UBS

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: November 30, 2007

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

Liquidity Hub– No-action relief regarding Exchange Act Section 15(a) and Rule 15a-6(a)(3)

END